Exhibit 23.1b

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in Amendment No. 2 to the Registration Statement (Form S-4 No. 333-151409) and related Prospectus of Steel Dynamics, Inc. for the registration of $700 million of 7 3/8% Notes due 2012 and to the incorporation by reference therein of our report dated December 23, 2005, with respect to the consolidated statements of income, cash flows, and changes in stockholders’ equity of OmniSource Corporation for the year ended September 30, 2005 included in Steel Dynamics, Inc.’s Current Report on Form 8-K dated March 26, 2008, filed with the Securities and Exchange Commission.

/s/  Ernst & Young LLP

Fort Wayne, Indiana

June 11, 2008